

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2019

Scott D. Beamer
Vice President and Chief Financial Officer
Cabot Microelectronics Corporation
870 North Commons Drive
Aurora, Illinois 60504

>   **Re: Cabot Microelectronics Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2018**
>   **Filed November 13, 2018**
>   **File No. 000-30205**

Dear Mr. Beamer:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Electronics and Machinery